PLAN OF EXCHANGE AGREEMENT

THIS PLAN OF EXCHANGE AGREEMENT made this 10th day of January, 2008, by and among AMSTAR FINANCIAL HOLDINGS, INC., a Nevada corporation ("AFLH"), and HONGKONG MERIT ENTERPRISE LIMITED, a Hong Kong holding company ("MERIT") and its subsidiaries, SHAANXI MERITHUI TECHNOLOGY STOCK CO ("XIDENHUI"), including SHAANXI BAI SHUI DU KANG LIQUOR CO. ("Du Kang"), (all of which shall be collectively referred to as "Du Kang ").

BACKGROUND

HONGKONG MERIT ENTERPRISE LIMITED ("MERIT" or the "Company") was incorporated in 2006 in Hong Kong under the Companies Ordinance as a limited Liability company. The Company was formed for the purpose of seeking and consummating a merger or acquisition with a business entity.

MERIT is under a contract with SHAANXI XIDENHUI TECHNOLOGY STOCK CO ("XIDENHUI"), by the Contract MERIT shall acquire a 100% of a Chinese vehicle company ("A WOFE Company") which shall have had about 97% shares of the XIDENGHUI, XIDENGHUI has had two subsidiaries owing 90.51% of the shares of Shaanxi Bai Shui Du Kang Liquor Co., Ltd. and 70% of the shares of Shanxi Bai Shui Du Kang Liquor Brand Management Co., Ltd.

The restructure of MERIT and XIDENGHUI shall be completed after closing. Shaanxi Bai Shui Du Kang Liquor Co. and Shanxi Bai Shui Du Kang Liquor Trading Co., Ltd. are corporations organized under the laws of the P.R. China and approved by the Shaanxi provincial government with offices located in Xian, Shaanxi Province, and People's Republic of China.

Du Kang is a diversified business stock company, mainly dealing with production and sales of Bai Shui Du Kang liquor, a Chinese white wine and related products.

AFLH is a publicly traded company "shell" corporation, with its securities quoted over the counter in the "pink sheets" under the symbol "AFLH."

IT IS THEREFORE AGREED:

ARTICLE I

PLAN OF EXCHANGE OF SECURITIES

AFLH is a Nevada corporation that has authorized 250,000,000 shares of common stock, par value $0.001, of which approximately 19,377,860 shares on a fully diluted basis will be currently outstanding at the time of closing.

AFLH shall acquire all of the issued and outstanding shares of MERIT, upon the completion of the acquisition XIDENGHUI and/ or DU Kang shall be AFLH's subsidiaries and shall conduct a 10 for 1 reverse stock split. AFLH shall issue 88,000,000 post split shares to the shareholder of MERIT and/ or its designees ("the Shares"). The shares shall be issued to MERIT shareholders of

Section 1.1 **Plan of Exchange.** The parties intend to issue sufficient securities such that Du Kang Shareholders shall become the majority holder of securities and therefore control the operations of AFLH and the current Du Kang Shareholders shall effectively acquire controlling voting and operational control of AFLH through a "reverse acquisition."

(a) Share Exchange. AFLH shall cause to be issued post split 88,000,000 new common shares directly to the shareholders of MERIT, all of whom are citizens and residents of the Peoples Republic of China. In exchange, MERIT shall transfer to AFLH shares totaling 100% of MERIT and about 97% of XIDENMGHUI, which in turn shall own at least 70% of all Shanxi Bai Shui Du Kang Liquor Brand Management Co., Ltd.

(b) Sedgefield. AFLH shall cause 362,200 shares of newly issued post-split common voting shares to be issued from AFLH to Sedgefield Capital Corporation, a North Carolina corporation or their designees, the shares shall be afforded "piggyback" registration rights whereby the shares will be registered by AFLH at AFLH expense if AFLH registers any other shares.

(c) Reverse Stock Split. At closing of this transaction upon obtaining approval of the shareholders, AFLH will effect a 1 for 10 reverse stock split effectively lowering its issued and outstanding shares to exactly 1,937,860 issued and outstanding securities, on a fully diluted basis. The rights and privileges associated with any outstanding options, warrants or other securities (if any) shall be reversed correspondingly such that the total capitalization of AFLH at the time of closing of this agreement shall be equal to or less than 1,937,860 shares of common stock.

(d) Cash Consideration and Escrow Requirements. MERIT as further consideration shall pay Two Hundred Sixty Thousand U. S. Dollars ($260,000.00) cash to AFLH at closing. MERIT shall deposit $260,000 US Dollars in escrow with Charles W. Barkley on January 31, 2008, after completion of due diligence. MERIT shall have delivered to its escrow agent, Charles W. Barkley, sufficiently prior to closing, cleared funds in U.S. Dollars sufficient to permit wire transfer on the date of closing.

(e) Distribution at Closing. At closing, Charles W. Barkley as escrow agent shall be authorized to deliver proceeds totaling Two Hundred Sixty Thousand U.S. Dollars ($260,000.00) cash as instructed:

(f) Distribution of Securities. AFLH shall cause 362,214 shares of newly issued post split common voting shares to be issued to Sedgefield Capital Corporation. The shares shall be afforded "piggyback" registration rights whereby the shares will be registered by AFLH at AFLH expense if AFLH registers any other shares.

Section 1.2 **Compliance with Chinese "WOFE" Regulations.** The parties acknowledge that approval from Xi'an City and/or Shaanxi provincial governments in the PRC may be required for transfer by Du Kang to AFLH and therefore give advance consent to nominal changes needed for such approval. Provided, however, that the nominal transfer shall not alter the valuation or operations of Du Kang. In that event, all of Du Kang's rights, responsibilities and benefits under this Agreement shall be assigned to and assumed by the WOFE entity. All PRC approvals shall be obtained by 31 March 2008.

may be required for transfer by Du Kang to AFLH and therefore give advance consent to nominal changes needed for such approval. Provided, however, that the nominal transfer shall not alter the valuation or operations of Du Kang. In that event, all of Du Kang's rights, responsibilities and benefits under this Agreement shall be assigned to and assumed by the WOFE entity. All PRC approvals shall be obtained by 31 March 2008.

Section 1.3 **Exemption from Registration**. The parties hereto intend that the AFLH Shares to be issued to the MERIT Shareholders shall be exempt from the registration requirements of the Securities Act pursuant to Regulation S, Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. The parties believe these transactions are private placements within the meaning of the rules and regulations under the Securities Act. Each of these entities separately, and through their intermediaries, had a pre-existing relationship that had existed for at least 30 days. AFLH will rely upon the exemptions from registration provided by Regulation S, Section 4(2) and Regulation D of the Securities Act, and on comparable exemptions under the China Corporation Act and the China Securities Act and other state and foreign laws. It is understood that these exemptions are available because the issuances will be made to a de minimus number of sophisticated persons, in transactions not involving a public offering.

Section 1.4 **Board of Directors.** The current Board of Directors and the officers and directors are:

Howard Wayland	Chairman
Howard Wayland	CEO

The Board may hold a meeting in compliance with the notice or waiver of notice requirements of AFLH and may then adopt resolutions fixing the size of its Board of Directors at not less than three nor more than nine directors, and may elect a new Board of Directors.

Section 1.5 **Closing.** This AGREEMENT shall become effective immediately upon approval and adoption by the parties hereto, in the manner provided by the law of the places of incorporation and constituent corporate documents, and upon compliance with governmental filing requirements. Closing shall occur when all conditions of closing have been met or are waived by the parties, including all required government approvals. The closing of the Agreement (the "Closing") shall take place in Charlotte, North Carolina, at the offices of attorney Charles Barkley immediately after all conditions have been removed or as soon thereafter as all regulatory approvals have been obtained, or at such other place and time as the parties may otherwise agree.

Section 1.6 **Due Diligence.** Each party shall have furnished to the other party certain corporate and financial information to conduct its respective due diligence. If any party determines that there is a reason not to complete the Agreement as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period.

Section 1.7 **Representations and Warranties Correct.** The representations and warranties made by the Parties herein shall have been true and correct when made and shall be true and correct on and as of the Closing date with the same force and effect as though made on and as of the Closing date. All authorizations, approvals or permits of any governmental authority or regulatory body that are required in connection with the lawful issuance and sale of the AFLH Stock and the sale of Du Kang Stock pursuant to this Agreement shall have been duly obtained and shall be in full force and effect.

Agreement, or (iv) if payments scheduled in the Escrow Agreement are not received when occurs. In the event that termination of the PLAN OF EXCHANGE by either or both, as provided above, the PLAN OF EXCHANGE shall become void and there shall be no liability on the part of either party, other than as set forth in 1(a) above.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

MERIT, XIDENGHUI and Du Kang hereby represent and warrant to AFLH that:

Section 2.1 **Organization.** XIDENGHUI is a corporation duly organized validly existing and in good standing under the laws of People's Republic of China, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in each of the states where its business requires qualification. XIDENGHUI is a holding company consisting of 90.51 % of the shares of Shaanxi Bai Shui Du Kang Liquor Co., Ltd. and70% of the shares of Shanxi Bai Shui Du Kang Liquor Brand Management Co., Ltd.

XIDENGHUI and it's subsidiaries are corporations duly organized and validly existing and in good standing under the laws of the People's Republic of China, have all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in each of the states where its business requires qualification.

Section 2.2 **Capital.** The authorized capital stock of Xi Deng Hui consists solely of 129,000,000 RMB. All of the issued and outstanding shares of Du Kang are duly and validly issued, fully paid and nonassessable. There are no outstanding subscriptions, options, rights, warrants, debentures, instruments, convertible securities or other agreements or commitments obligating Du Kang or MERIT to issue or to transfer from treasury any additional shares of its capital stock of any class.

There is no other outstanding capital stock, warrants and options as of the date of the Agreement. All of the outstanding shares of capital stock of Du Kang and /or XIDENGHUI are validly issued, fully paid, nonassessable and subject to no lien or restriction on transfer, except restrictions on transfer imposed by applicable securities laws.

Section 2.3 **Subsidiaries.** XIDENGHUI is a holding company with two subsidiaries owing 90.51% of the shares of Shaanxi Bai Shui Du Kang Liquor Co., Ltd. and 70% of the shares of Shanxi Bai Shui Du Kang Liquor Brand Management Co., Ltd.

Section 2.4 **Authority.** The Board of Directors of MERIT and XIDENGHUI have authorized the execution of this Agreement and the consummation of the transactions contemplated herein, and MERIT and XIDENGHUI have full power and authority to execute, deliver and perform this Agreement, and this Agreement is a legal, valid and binding obligation of MERIT and XIDENGHUI and is enforceable in accordance with its terms and conditions. All shareholder approval and corporate action on the part of MERIT and XIDENGHUI necessary for the due authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein has been or will be taken prior to the Closing date. This Agreement is a legal,

Agreement, or (iv) if payments scheduled in the Escrow Agreement are not received when occurs. In the event that termination of the PLAN OF EXCHANGE by either or both, as provided above, the PLAN OF EXCHANGE shall become void and there shall be no liability on the part of either party, other than as set forth in 1(a) above.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

MERIT , XIDENGHUI and Du Kang hereby represent and warrant to AFLH that:

Section 2.1 **Organization**. XIDENGHUI is a corporation duly organized validly existing and in good standing under the laws of People's Republic of China, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in each of the states where its business requires qualification. XIDENGHUI is a holding company consisting of 90.51 % of the shares of Shaanxi Bai Shui Du Kang Liquor Co., Ltd. and70% of the shares of Shanxi Bai Shui Du Kang Liquor Brand Management Co., Ltd.

XIDENGHUI and it's subsidiaries are corporations duly organized and validly existing and in good standing under the laws of the People's Republic of China, have all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in each of the states where its business requires qualification.

Section 2.2 **Capital**. The authorized capital stock of Xi Deng Hui consists solely of 129,000,000 RMB. All of the issued and outstanding shares of Du Kang are duly and validly issued, fully paid and nonassessable. There are no outstanding subscriptions, options, rights, warrants, debentures, instruments, convertible securities or other agreements or commitments obligating Du Kang or MERIT to issue or to transfer from treasury any additional shares of its capital stock of any class.

There is no other outstanding capital stock, warrants and options as of the date of the Agreement. All of the outstanding shares of capital stock of Du Kang and /or XIDENGHUI are validly issued, fully paid, nonassessable and subject to no lien or restriction on transfer, except restrictions on transfer imposed by applicable securities laws.

Section 2.3 **Subsidiaries**. XIDENGHUI is a holding company with two subsidiaries owing 90.51% of the shares of Shaanxi Bai Shui Du Kang Liquor Co., Ltd. and 70% of the shares of Shanxi Bai Shui Du Kang Liquor Brand Management Co., Ltd.

Section 2.4 **Authority**. The Board of Directors of MERIT and XIDENGHUI have authorized the execution of this Agreement and the consummation of the transactions contemplated herein, and MERIT and XIDENGHUI have full power and authority to execute, deliver and perform this Agreement, and this Agreement is a legal, valid and binding obligation of MERIT and XIDENGHUI and is enforceable in accordance with its terms and conditions. All shareholder approval and corporate action on the part of MERIT and XIDENGHUI necessary for the due authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein has been or will be taken prior to the Closing date. This Agreement is a legal,

of MERIT and XIDENGHUI and is enforceable in accordance with its terms and conditions. All shareholder approval and corporate action on the part of MERIT and XIDENGHUI necessary for the due authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein has been or will be taken prior to the Closing date. This Agreement is a legal, valid and binding agreement of MERIT and XIDENGHUI, enforceable in accordance with their terms. The execution, delivery and performance by MERIT and XIDENGHUI of this Agreement and the sale of MERIT shares will not result in any violation of or be in conflict with, or result in a breach of or constitute a default under, any term or provision of any Legal Requirement to which MERIT and XIDENGHUI are subject, or any Charter or Bylaws of MERIT and XIDENGHUI, or any Contractual Obligation to which MERIT and XIDENGHUI is a party or by which MERIT and XIDENGHUI is bound.

Section 2.5 **Corporate Power**. MERIT has all necessary power and authority to enter into and perform this Agreement and to sell the MERIT shares hereunder. MERIT has all necessary power and authority to own all the properties owned by it and to carry on the businesses now conducted or presently proposed to be conducted by it. MERIT and DU KANG have taken all action necessary to authorize this Agreement and the sale of the MERIT shares to be sold hereunder. The execution and delivery of this Agreement by MERIT and the performance by MERIT of its obligations hereunder in the time and manner contemplated will not cause, constitute or conflict with or result in (a) any breach or violation of any of the provisions of or constitute a default under any license, indenture, mortgage, instrument, article of incorporation, bylaw, or other agreement or instrument to which MERIT is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those hereto be required; (b) an event that would permit any party to any agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of MERIT; or (c) an event that would result in the creation or imposition of any lien, charge or encumbrance on any asset of MERIT or Du Kang.

Section 2.6 **Directors and Officers**. The names and titles of all directors and officers of XIDENGHUI as of the date of this Agreement are:

Chair	Wang Yongsheng
CEO	Wang Yongsheng

Section 2.7 **Financial Statements**. MERIT shall furnish, upon request, Du Kang's unaudited financial statements for the year ended December 31, 2006. The financial statements have been prepared in accordance with generally accepted accounting principles and practices consistently followed throughout the periods indicated, and fairly present the financial position as of the dates of the balance sheets included in the financial statements and the results of operations for the periods indicated. Du Kang has engaged auditors approved by the Public Company Accounting Oversight Board (PCAOB) and has furnished a copy of the engagement letter to AFLH.

Section 2.8 **Absence of Changes**. Since the date of MERIT's most recent financial statements, there have not been any undisclosed changes in the financial condition or operations of MERIT, except for changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

Section 2.9 **Absence of Undisclosed Liabilities**. As of the date of MERIT's most recent balance sheet, MERIT did not have any material debt, liability or obligation of any nature,

whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected in such balance sheet.

Section 2.10 **Tax Returns**. Within the times and in the manner prescribed by law, Merit has filed all federal, state and local tax returns required by law and has paid all taxes, assessments and penalties due and payable except for those for which returns are not yet due. The provisions for taxes, if any, reflected in Exhibit 2.5 are adequate for the periods indicated. There are no present disputes as to taxes of any nature payable by MERIT and Du Kang.

Section 2.11 **Investigation of Financial Condition.** Without in any manner reducing or otherwise mitigating the representations contained herein, AFLH and its legal counsel and accountants shall have the opportunity to meet with MERIT's officers, legal counsel and accountants to discuss the financial condition of MERIT. MERIT shall make available to AFLH all books and records of MERIT and Du Kang.

Section 2.12 **Patents, Trade Names and Rights**. To the best of its knowledge, Du Kang is not infringing upon or otherwise acting adversely to the right or claimed right of any person with respect to patents, trade names and rights.

Section 2.13 **Compliance with Laws.** MERIT has complied with, and are not in violation of, applicable federal, state or local statutes, laws and regulations (including, without limitation, and to the knowledge of the officers of MERIT, any applicable building, zoning or other law, ordinance or regulation) affecting its properties or the operation of its business.

Section 2.14 **Litigation.** MERIT is not a defendant to any suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation which is pending or, to the best knowledge of Xi Deng, threatened against or affecting Xi Deng, Du Kang or their business, assets or financial condition. MERIT and Du Kang are not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality applicable to it. Du Kang is not engaged in any material lawsuits to recover monies due it.

Section 2.15 **Full Disclosure.** None of the representations and warranties made by MERIT herein or in any exhibit, certificate or memorandum furnished or to be furnished by MERIT, or on its behalf, contains or will contain any untrue statement of material fact or omit any material fact the omission of which would be misleading.

Section 2.16 **Assets.** MERIT has good and marketable title to all of its property, free and clear of all liens, claims and encumbrances, except as otherwise indicated in the financial statements.

Section 2.17 **Material Contracts.** MERIT has no material contracts other than distribution agreements, except as set forth on the financial statements or schedules herein.

Section 2.18 **Indemnification of Officers and Directors.** The parties acknowledge and agree that prior to execution of this Agreement, each party had separately adopted resolutions and bylaws affording indemnification, to the fullest extent permitted by law, of all officers, directors, promoters, attorneys and other responsible persons, past or present for liability, which arises out of or pertains to any non-intentional action or omission taken in good faith while serving in such capacity on behalf of the Corporation. The parties hereby agree that each shall, to the fullest extent permitted by law, retain and maintain such indemnification

provisions with respect to its officers and directors and that each party shall hereafter continuously maintain the fullest indemnification of officers and directors as permitted by law.

Section 2.19 <u>**General**</u>. All instruments and legal and corporate proceedings in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance and Merit shall have received copies of all documents, including records of corporate proceedings and officers' certificates, which they may have reasonably requested in connection therewith. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Parties on or prior to the Closing shall have been performed or complied with and Merit shall not be in default in the performance of or compliance with any provisions of this Agreement. Merit shall have delivered to AFLH an Officer's Certificate from the chief executive officer or chief financial officer or acceptable agent thereof, dated the date of the Closing date, certifying to all representations and warranties required by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AFLH

AFLH represents and warrants to MERIT and Du Kang that:

Section 3.1 <u>**Organization**</u>. AFLH is a corporation duly organized, validly existing and in good standing under the laws of Nevada, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in each of the states where its business requires qualification.

Section 3.2 <u>**Capital**</u>. The capital stock of AFLH consists of 250,000,000 shares of authorized common voting stock, of which 19,377,860 are currently issued and outstanding. There are no classes of preferred stock or options to purchase stock that have been authorized. There are no outstanding subscriptions, options, rights, warrants, debentures, instruments, convertible securities or other agreements, commitments or obligations of AFLH to issue or to transfer from treasury any additional shares of its capital stock of any class, except as set forth in Section 3.2.

Section 3.3 <u>**Subsidiaries**</u>. AFLH has no other subsidiaries and does not own any interest in any other enterprise.

Section 3.4 <u>**Directors and Officers**</u>. The names and titles of all directors and officers of AFLH as of the date of this Agreement are:

Name	Position
Howard Wayland	Director (Chairman) and Chief Executive Officer
Howard Wayland	President and Director

Section 3.5 <u>**Financial Statements**</u>. Merit has been furnished with complete and correct copies of the following financial statements of AFLH (the "AFLH Financial Statements"): (a) the audited balance sheet of AFLH as of September 30, 2006 and the respective related

consolidated statements of income, retained earnings and cash flows for the twelve month period then ended, and (b) the audited consolidated balance sheet of AFLH as of September 30, 2006 together with the related consolidated statements of operations, retained earnings and cash flows for the twelve month period then ended. The AFLH Financial Statements have been prepared in accordance with GAAP consistently applied and fairly and accurately present the financial condition of AFLH at the date thereof and the results of its operations for the period covered thereby. All the books, records and accounts of AFLH are accurate and complete, are in accordance with good business practice and all laws, regulations and rules applicable to AFLH the conduct of its business and accurately present and reflect all of the transactions described therein.

Section 3.6 <u>**Changes in Financial Condition**</u>. Since the Balance Sheet Date, there have occurred material events that, individually or in the aggregate, have caused or will cause a Material Adverse Effect. AFLH has closed it's subsidiary, Amstar Mortgage Company, AFLH has not (a) declared any dividend or other distribution on any shares of its capital stock, (b) made any payment (other than compensation to its directors, officers and employees at rates in effect prior to the Balance Sheet Date or for bonuses accrued in accordance with normal practice prior to the Balance Sheet Date) to any of its Affiliates, (c) increased the compensation, including bonuses, payable or to be payable to any of its directors, officers, employees or Affiliates, or (d) entered into any Contractual Obligation, or entered into or performed any other transaction, not in the ordinary and usual course of business and consistent with past practice, other than as specifically contemplated by this Agreement.

Section 3.7 <u>**Absence of Undisclosed Liabilities**</u>. As of the closing date AFLH will not have any liabilities or obligations, contingent or otherwise, which are not reflected or provided for in the Distribution of Proceeds contained in Article I. AFLH (i) does not have any outstanding indebtedness for borrowed money or for any other purpose and (ii) except as reflected, is not a guarantor or otherwise contingently liable on such indebtedness of any other Person. At closing AFLH shall not have any material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due.

At closing, AFLH will provide MERIT with a release and waiver suitable to MERIT's legal counsel that all sums due to:

Midwest Bank
215 Front Street South
Barnesville, MN 56514.

in the approximate amount, of $160,000 of the said amount consideration $260,000 shall be fully paid or there shall be no recourse as to AFLH.

Section 3.8 <u>**Tax Returns**</u>. At all times that the Company had operations, AFLH filed all federal, state and local tax and information returns which are required to be filed by it and such returns are true and correct. AFLH has paid all taxes, interest and penalties, if any, reflected in such tax returns or otherwise due and payable by it. No tax returns were filed for the year 2007 to the present. AFLH has no knowledge of any material additional assessments or any basis therefore. AFLH has withheld or collected from each payment made to its employees the amount of all taxes required to be withheld or collected and has paid over such amounts to the appropriate taxing authorities. There are no present disputes as to taxes of any nature payable to AFLH and the Company has no actual knowledge or notice of any returns due or any unpaid tax, lien, claim of lien, penalty, interest, assessment or charge by a taxing authority .Any deficiencies

proposed as a result of any governmental audits of such tax returns have been paid or settled or are being contested in good faith, and there are no present disputes as to taxes payable by AFLH.

Section 3.9 **Investigation of Financial Condition**. Without in any manner reducing or otherwise mitigating the representations contained herein, MERIT and its legal counsel and accountants shall have the opportunity to meet with AFLH's legal counsel and accountants to discuss the financial condition of AFLH. AFLH shall make available to MERIT all books and records of AFLH.

Section 3.10 **Patents, Trade Names and Rights**. To the best of its knowledge, AFLH is not infringing upon or otherwise acting adversely to the right or claimed right of any person with respect to any of the foregoing.

Section 3.12 **Litigation**. AFLH is not now a named or threatened party to any suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation which is pending or, to the best knowledge of AFLH threatened against or affecting AFLH or its business, assets or financial condition. AFLH is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality applicable to it. AFLH is not engaged in any material lawsuits to recover monies due it. no litigation or proceeding before, or investigation by, any foreign, federal, state or municipal board or other governmental or administrative agency or any arbitrator or, to AFLH's knowledge, threatened (nor to AFLH's knowledge, does any basis exist therefore) against AFLH or, to AFLH's knowledge, any officer of AFLH, which individually or in the aggregate could result in any material liability or which may otherwise result in a Material Adverse Effect, or which seeks equitable relief, rescission of, seeks to enjoin the consummation of, or which questions the validity of, this Agreement or any other Related Agreement or any of the transactions contemplated hereby or thereby.

Section 3.13 **Authority**. The Board of Directors of AFLH has authorized the execution of this Agreement and the consummation of the transactions contemplated herein, and AFLH has full power and authority to execute, deliver and perform this Agreement, and this Agreement is a legal, valid and binding obligation of AFLH and is enforceable in accordance with its terms and conditions. As of the Closing, the Shareholders shall have approved this Agreement and the transactions described herein as required by Nevada law. All consents and approvals to the transactions contemplated by this Agreement required to be obtained by Merit from any third party shall have been obtained by MERIT. All authorizations, approvals or permits of any governmental authority or regulatory body that are required in connection with the lawful issuance and sale of the AFLH Stock and the sale of MERIT Stock pursuant to this Agreement shall have been duly obtained and shall be in full force and effect. No additional consent, approval, qualification, order or authorization of, or filing with any governmental authority is required in connection any AFLH Parties' execution or delivery of valid stock certificates or other performance of the this Agreements or the offer, issue or sale of the AFLH Stock by Shareholders or the consummation of any other transaction pursuant to this Agreement on the part of any AFLH Party, except for filings under applicable federal securities or blue sky laws.

Section 3.14 **Ability to Carry Out Operations**. AFLH has no operations and has not had operations since August 2007.

Section 3.15 **Full Disclosure**. None of the representations and warranties made by AFLH herein or in any exhibit, certificate or memorandum furnished or to be furnished by AFLH or on its behalf, contains or will contain any untrue statement of material fact or omit any material fact the omission of which would be misleading...

Section 3.16 **Assets**. AFLH has no assets or liabilities.

Section 3.17 **Material Contracts**. Except as set forth on Schedule 3.17, AFLH has no material contracts with any other party and no other agreement shall be breached by the entry of this Acquisition Agreement

Section 3.18 **Market for Company Stock.** AFLH has been advised that at least three (3) NASD members presently make markets in the Company's common stock as of the date of closing pursuant to the Rules and regulations of the NASD. The Company's stock has been given the symbol "AFLH" and is eligible for continued trading on the pink sheets bulletin board. While the Company has no arrangements or understanding with any market maker to make or maintain any market, the Company has no knowledge of any intention to terminate making markets in the securities by any of its present market makers.

ARTICLE IV

EXCHANGE PROCEDURE AND OTHER CONSIDERATION

Section 4.1 **AFLH's Delivery of the Shares**. On the Closing Date, AFLH will cause it's transfer agent, at AFLH's expense, to deliver to MERIT stock certificates and suitable stock powers in form acceptable to MERIT's attorney or other instruction required for the issuance of the Shares to MERIT's designees on a "payment versus delivery" basis. If necessary, after the sale closes the AFLH will also execute such other certificates or other documents reasonably necessary to confirm the sale, enter the shares on the transfer ledger of AFLH and transfer the Shares to MERIT.

Section 4.2 **Du Kang's Delivery of Purchase Price.** Delivery of the Purchase Price by Merit shall be deemed completed upon receipt by the Escrow Agent of the purchase price. On the Closing Date, Escrow Agent will deliver a bank wire, bank draft or official check in an amount equal to the balance of the Purchase Price to AFLH upon receipt of the securities from AFLH and shall exchange the payment for the delivery upon confirmation of the parties.

Section 4.3 **Termination**. This Agreement may be terminated at any time prior to the Closing Date:

a. By Merit if the due diligence examination of AFLH, its corporate books and records, shareholder lists and certifications, market for its securities or its financial condition, in the opinion of MERIT's counsel, materially differ from the representations contained herein; if the consummation of the Agreement would be deemed unlawful, or if there is a material change prior to closing;

b. by either AFLH or Merit if the other party shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within thirty business days following receipt by such other party of written notice from the nonbreaching party of such failure to comply;

c. by either AFLH or Merit if there has been (i) a breach by the other party (in the case of Xi Deng, including any breach by AFLH) of any representation or warranty that is

not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (ii) a breach by the other party (in the case of MERIT, including any breach by AFLH) of any representation or warranty, in each case which breach has not been cured within thirty business days following receipt by the breaching party from the nonbreaching party of written notice of the breach;

d. by AFLH or Merit if the transactions contemplated by this Agreement have not been effected on or prior to the Closing Date;

e. by AFLH or Merit if any court or other Governmental Body having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Exchange and such order, decree, ruling or other action shall have become final and nonappealable, provided, however that the right to terminate this Agreement pursuant to this shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the sale of the Assets to have occurred on or prior to the aforesaid date The right of any party hereto to terminate this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective affiliates.

Section 4.4 __Termination and its Effect.__ In the event of termination of this Agreement by either AFLH and MERIT, as provided in this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of AFLH, AFLH and Meritor their respective officers or directors; provided, however, that nothing contained in this Agreement shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE V
CLOSING

Section 5.1 __**Conditions to Closing**__. MERIT's obligation to purchase and pay for the Shares is subject to the fulfillment, prior to or at the closing, of the conditions specified in AFLH's Covenants, Representations, and Warranties and the due diligence examination of MERIT.

Section 5.2 __Closing.__ The Closing of this transaction shall be held at the offices of Charles W. Barkley, 6201 Fairview Road, Suite 200, Charlotte, NC 28210 or other location agreed to by the parties on or before February 6, 2008. At the closing:

(a) AFLH shall deliver to MERIT certificates representing 88,000,000 shares of common voting stock;

(b) AFLH shall deliver (i) an officer's certificate from AFLH dated the Closing Date, that all representations, warranties, covenants and conditions set forth in this Agreement on behalf of AFLH are true and correct as of, or have been fully performed and complied with by, and (iii) there are no liabilities of the Company and (iv) AFLH's company minute book, seal or chops and records of minutes of meeting of boards. AFLH shall deliver a signed consent and/or Minutes of the Meetings of the Board of Directors of AFLH approving this Agreement.

(c) Such other instruments, documents and certificates, if any, as are required to be delivered pursuant to the provisions of this Agreement shall have been duly authorized, executed and delivered by the parties thereto and a copy of such executed instruments, documents and certificates shall have been delivered to both AFLH and MERIT.

(d) The AFLH shall issue new restricted stock certificates representing the Shares to be issued and sold to MERIT along with stock powers that shall be signed with medallion stamp guarantees. The certificates shall be in form suitable to the Company's transfer agent and acceptable to MERIT's counsel.

Section 5.3 <u>**Events Subsequent to Closing**</u>. Subsequent to the Closing, the capitalization of AFLH may be restructured by reverse splits to reflect the intended capitalization. Further, AFLH shall be available to assist in the change of corporate name, CUSIP number, confirmation of transfer agent and registrar or change of transfer agent, update information on the Pink Sheets, and other ministerial matters necessary to disclose and effect the change of control.

ARTICLE VI
MISCELLENANEOUS

Section 6.1 <u>**Notices.**</u> Any notices or other communications required or permitted by this agreement shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by post, fax, e-mail or prepaid telegram addressed to the addresses set forth above in this Agreement or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

Amstar Financial Holdings, Inc.
c/o Howard Wayland, CEO
11902 Susan Forest Lane
Houston, TX 77089

Shaanxi XIDENGHUI Technology Stock Co.
Du Kang Group
Van Metropolis A-28F
Tang Yan Road 35#

Xian City, Shaanxi Province, China 710065

Copies to: Charles W. Barkley. Attorney
6201 Fairview Road, Suite 200
Charlotte, NC 28210

Section 6.2 **Attorneys' Fees.** Each party will be responsible for their own attorney's fees.

Section 6.3 **Confidentiality.** Each party agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

Section 6.4 **Third Party Beneficiaries.** This contract is between AFLH and MERIT, and the Company may be a third party beneficiary of this Agreement. Except for the shareholders of the Company and as specifically provided, no other person or entity shall be deemed to be a third party beneficiary of this Agreement. Additionally, relating to this transaction, AFLH owes no duty to anyone other than MERIT, at any time or for any reason.

Section 6.5 **Entire Agreement.** This Agreement represents the entire agreement between the parties. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth in this document. This Agreement may not be amended or modified, except by a written agreement signed by all parties.

Section 6.6 **Survival; Termination.** The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated the applicable statute of limitations.

Section 6.7 **Counterparts.** This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

Section 6.8 **Amendment or Waiver.** Every right and remedy provided by this agreement shall be cumulative with every other right and remedy conferred at law or in equity, and may be enforced concurrently. No waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default arising at any time. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties, with respect to any of its terms, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

Section 6.9 **Expenses.** Each party shall bear all of their respective costs and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

Section 6.10 **Headings; Context.** The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and in no way modify, interpret or construe the meaning of this Agreement.

Section 6.11 **Benefit.** This Agreement shall be binding upon and shall inure only to the benefit of the parties and their permitted assigns. This Agreement shall not be assigned by any party without the prior written consent of the other party.

Section 6.12 **Severability.** In the event that any particular provision or provisions of this Agreement shall for any reason be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties.

Section 6.13 **No Strict Construction.** The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party, regardless of who drafted or was principally responsible for drafting the Agreement or its terms or conditions.

Section 6.14 **Execution Knowing and Voluntary.** In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised by its attorneys of the legal effect and meaning of this document and all its terms and conditions; (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

Section 6.15 **Further Assurances, Cooperation.** Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete sale contemplated by this agreement. The parties agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this agreement.

Section 6.16 **Governing Law.** This Agreement shall be construed (both as to validity and performance) and enforced in accordance with and governed by the laws of the state of Nevada applicable to agreements made and to be performed wholly within such jurisdiction and without regard to conflicts of laws.

ARTICLE VII
INDEMNIFICATION

Section 7.1 **Indemnification by AFLH.** Notwithstanding any other provisions of this Agreement and subject to the terms and conditions of this Article V, AFLH agrees to indemnify, defend and hold harmless MERIT, any of MERIT's subsidiaries or affiliates, including Company and any Subsidiaries, and their MERIT or its officers, directors and controlling persons (the "Du Kang Group"), at any time after the Closing Date, from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties and attorney's fees and expenses, which were reasonably incurred or imposed upon Du Kang Group or any of its members, net of any insurance proceeds received by any member of Du Kang Group for such demands, asserted against or incurred by

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any member of the Du Kang Group directly or indirectly, by reason of or resulting from any misrepresentation, breach of any warranty or nonperformance or breach of any covenant, obligation or agreement of AFLH or Company contained in or made pursuant to this Agreement or any statement contained in any certificate or document furnished to AFLH pursuant to this Agreement, or any facts or circumstances constituting such a breach.

AGREED AND ACCEPTED as of the date first above written.

AMSTAR FINANCIAL HOLDINGS, INC.

By: ______________________________
Howard Wayland, CEO

HONGKONG MERIT ENTERPRISE LIMITED.

By: ______________________________
DENG GUO GANG, President